July 15, 2026

Eclipse Parent Acquisitions, LLC
Eclipse Intermediate Acquisitions, LLC
Eclipse Acquisitions Merger Sub, Inc.

c/o Luther King Capital Management Corporation
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
Attention: Jacob D. Smith
Email: jsmith@lkcm.com

Ladies and Gentlemen:

This letter agreement (this "Agreement") sets forth the commitment of LKCM Headwater Investments IV, L.P., a Delaware limited partnership (the "Fund"), subject to the terms and conditions contained herein, to purchase certain equity interests of Eclipse Parent Acquisitions, LLC, a Delaware limited liability company ("Parent"). It is contemplated that, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the "Merger Agreement"), by and among Parent, Eclipse Intermediate Acquisitions, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent ("Intermediate"), Eclipse Acquisitions Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Intermediate ("Merger Sub"), and Distribution Solutions Group, Inc., a Delaware corporation (the "Company"), Merger Sub shall merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation in the Merger, on the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used but not defined herein have the meanings given to them in the Merger Agreement.

1.   Commitment. The Fund hereby commits (the "Commitment"), on the terms and subject to the conditions set forth herein, to purchase, or cause one or more of its Affiliates to purchase, directly or indirectly, equity securities of Parent up to an aggregate amount equal to $125,000,000 (the "Commitment Amount"); provided, however, that neither the Fund nor any of its Affiliates shall, under any circumstances, be obligated to purchase, directly or indirectly, equity securities of Parent in any amount greater than the Commitment Amount. The Commitment shall be funded in cash in immediately available funds prior to or substantially simultaneously with the Closing and shall not be subject to setoff, counterclaim, reduction, recoupment or withholding of any kind, except as expressly provided in this Agreement. The Fund acknowledges and agrees that the receipt or availability of any debt financing, alternative financing or other financing shall not be a condition to the Fund's obligation to fund the Commitment. The Fund may allocate all or a portion of its investment to Affiliates only to the extent such allocation would not reasonably be expected to prevent, impair or delay the funding of the Commitment or the consummation of the Closing; provided, that no such allocation shall relieve, reduce or otherwise modify the Fund's obligations under this Agreement except to the extent such allocated amounts are actually funded to Parent in immediately available funds at or prior to the Closing, are not returned, and are used to fund the Commitment.

2.   Conditions. The Fund's obligation to fund the Commitment shall be subject solely to the following conditions: (a) the valid execution and delivery of the Merger Agreement by the parties thereto, (b) the satisfaction in full (other than any conditions that are by their nature to be satisfied at the Closing) or valid waiver (to the extent permitted by the Merger Agreement and applicable Law) by Parent, Intermediate and Merger Sub of each of the conditions to Parent's, Intermediate's and Merger Sub's obligations to consummate the Merger and effect the Closing as set forth in Sections 7.01 and 7.02 of the Merger Agreement, (c) the substantially concurrent consummation of the Closing in accordance with the terms of the Merger Agreement, (d) either the Credit Agreement Financing or some other alternative Debt Financing having been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at Closing if the Commitment is funded at Closing, and (e) the substantially simultaneous occurrence of the Closing.

3.   Limited Guarantee; No Recourse. Concurrently with the execution and delivery of this Agreement, the Fund is executing and delivering to the Company a limited guarantee related to certain of Parent's obligations under the Merger Agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the "Limited Guarantee"). Other than with respect to the Company's rights pursuant to Section 5, any Retained Claims (as defined in the Limited Guarantee) (including the Company's rights against Parent, Intermediate and Merger Sub pursuant to the Merger Agreement), the Company's rights against the Guarantor under the Limited Guarantee, the Company's rights against the Sponsor and the Sponsor Persons under the Support Agreement, and the Company's rights pursuant to the Confidentiality Agreement, the Company's remedies against the Fund under the Limited Guarantee shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company, its Affiliates and their security holders against the Fund or any other Non-Recourse Party (as defined in the Limited Guarantee) in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement, this Agreement, the Confidentiality Agreement, the Limited Guarantee or the transactions contemplated hereby or thereby or the negotiation hereof or thereof, including in the event Parent breaches its obligations under the Merger Agreement, whether or not such breach is caused by the Fund's breach of its obligations under this Agreement.

4.   Parties in Interest; Third Party Beneficiaries. The parties hereto hereby agree that their respective agreements and obligations set forth herein are solely for the benefit of the other parties hereto and their respective successors and permitted assigns, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the obligations set forth herein; provided, however, that (a) the Fund acknowledges and agrees that the Commitment made by the Fund pursuant to this Agreement is a material inducement to the Company for it to enter into the Merger Agreement, and that the Company is an express third-party beneficiary of this Agreement and shall have the enforcement rights provided in Section 5 and (b) each of the Non-Recourse Parties (as defined in the Limited Guarantee) is an express third-party beneficiary of this Agreement.

5.   Enforceability; Specific Performance. This Agreement may only be enforced by (a) Parent, or (b) the Company, as an express third-party beneficiary as contemplated by Section

4, solely with respect to the Company's right to seek specific performance directly against the Fund to enforce the Fund's obligation to fund the Commitment Amount in accordance with the terms of this Agreement, except that such right shall be exercisable only to the extent that the Company has the right to cause the Equity Financing to be funded to fund the Merger Consideration and Parent's, Intermediate's and Merger Sub's obligations to effect the Closing as set forth in, and subject to the limitations of, Section 9.07 of the Merger Agreement. The Fund acknowledges and agrees that irreparable harm would occur if the Fund fails to fund the Commitment in accordance with this Agreement and that monetary damages would not be an adequate remedy. The Fund shall not oppose the granting of specific performance, injunctive relief or other equitable relief on the basis that the Company has an adequate remedy at law or that an award of specific performance is not an appropriate remedy, except to the extent the conditions set forth in Section 2 have not been satisfied. The Company shall not be required to post any bond or other security in connection with any such remedy. The Company may enforce this Agreement without first obtaining a judgment against Parent, Intermediate or Merger Sub and without first pursuing any remedy against Parent, Intermediate or Merger Sub.

6.   No Amendment or Modification; Entire Agreement. This Agreement may not be amended or otherwise modified or waived without the prior written consent of Parent, the Fund and the Company. Together with the Merger Agreement, the Limited Guarantee, the Support Agreement and the Confidentiality Agreement, this Agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between the Fund or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other, with respect to the transactions contemplated hereby.

7.   Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(a)   THIS AGREEMENT AND ALL DISPUTES, CONTROVERSIES OR OTHER ACTIONS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE CONFLICT OF LAWS PRINCIPLES.

(b)   All Actions arising out of or relating to this Agreement or the transactions contemplated thereby shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court of competent jurisdiction within the State of Delaware). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement or the transactions contemplated thereby in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 7(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier (x) in the case of Parent, Intermediate and Merger Sub, at the address set forth in Section 9.09 of the Merger Agreement, and (y) in the case of the Fund, at c/o Luther King Capital Management Corporation, 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102, attention: Jacob D. Smith, Email: jsmith@lkcm.com. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party's rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 7(C).

8.   Counterparts. This Agreement may be executed in any number of counterparts (including by DocuSign or by .pdf delivered via email), each such counterpart when executed being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

9.   Confidentiality. This Agreement shall be treated as confidential and is being provided to Parent and the Company solely in connection with the Merger Agreement and the transactions contemplated thereby. This Agreement may not be used, circulated, quoted or otherwise referred to in any document by Parent, Intermediate, Merger Sub or the Company except with the prior written consent of the Fund; provided, however, that no such written consent is required for any disclosure of the existence or terms of this Agreement to (a) the extent required by applicable Law, the applicable rules of any national securities exchange or in connection with any U.S. Securities and Exchange Commission filing relating to the transactions contemplated by the Merger Agreement (provided, that Parent, Intermediate, Merger Sub or the Company, as applicable, will provide the Fund an opportunity to review such required disclosure in advance of such public disclosure being made to the extent permitted by Law); (b) professional advisors of

Parent, Intermediate, Merger Sub or the Company who need to know of this Agreement in connection with the transactions contemplated by the Merger Agreement; (c) the Special Committee and the Board; or (d) in connection with the enforcement of the Company's rights hereunder or under the Merger Agreement.

10. <u>Termination</u>. The obligations of the Fund under or in connection with this Agreement will terminate automatically and immediately upon the earliest to occur of (a) the Closing and the funding of the Commitment in full (at which time all such obligations shall be discharged), (b) the valid termination of the Merger Agreement, (c) two months following the Outside Date so long as no action seeking specific enforcement of the obligations of Parent to consummate the Closing in accordance with Section 9.07 of the Merger Agreement has been commenced by the Company, (d) the termination of the Limited Guarantee in accordance with its terms which terminates all of the Guarantor's (as defined in the Limited Guarantee) obligations or liabilities under the Limited Guarantee, and (e) the Company or any of its controlled Affiliates acting at the express written direction of the Company with the prior approval of the Special Committee asserting a claim against the Fund or any other Non-Recourse Party (as defined in the Limited Guarantee) under or in connection with this Agreement, the Merger Agreement, the Limited Guarantee or any of the transactions contemplated hereby or thereby, other than any Retained Claims (as defined in the Limited Guarantee).

11. <u>No Assignment</u>. Except as provided in the last sentence of <u>Section 1</u> and this <u>Section 11</u>, this Agreement shall not be assignable, in whole or in part and directly or indirectly, by any party hereto without the prior written consent of each other party hereto and the Company. Any purported assignment of this Agreement or the Commitment in contravention of this <u>Section 11</u> shall be void. Notwithstanding the foregoing, the Fund may assign all or a portion of its obligation to fund the Commitment to (a) any Affiliate of the Fund, (b) any co-investor, or (c) any entity managed or otherwise controlled by or under common control with the Fund, in each case, that expressly agrees to assume the Fund's obligations hereunder; <u>provided</u>, <u>however</u>, that (i) any such assignment shall not relieve the Fund of its obligations hereunder, (ii) the Fund and Parent shall give written notice to the Company of any such assignment prior to the Closing promptly after such assignment is effected (and in any event no later than two (2) Business Days thereafter) and (iii) any such assignment that would reasonably be expected to prevent, materially impair or materially delay the funding of the Commitment, the payment of the Financing Uses or the consummation of the Closing shall be void ab initio.

12. <u>Representations and Warranties</u>. The Fund hereby represents and warrants to Parent and the Company that (a) it is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all limited partnership power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it has been duly and validly authorized and approved by all necessary limited partnership action by it and by any Governmental Authority if so required, (c) this Agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this Agreement, subject to: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors' rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at Law), (d) the execution, delivery and performance of this Agreement does not contravene any provision of the Fund's organizational

documents, or any Law, Governmental Order or contractual restriction binding on the Fund or its assets, in each case, except as would not prohibit, materially impair, or materially delay the Fund's ability to consummate the transactions contemplated by this Agreement, (e) it has uncalled capital commitments or otherwise has available funds no less than the sum of its Commitment hereunder plus the aggregate amount of all other commitments and obligations it currently has outstanding and such uncalled capital commitments or other available funds shall remain as such and available to the Fund for so long as this Agreement remains in effect, (f) any consent, approval, vote or other action by any limited partner, investor, advisory committee, investment committee or other Person that is required for the Fund to execute, deliver or perform this Agreement or to fund the Commitment has been obtained and remains in full force and effect, and (g) there are no side letters, understandings, arrangements or other agreements that would reasonably be expected to limit, impair, delay or condition the funding of the Commitment or impose any condition or contingency to the funding of the Commitment other than the conditions expressly set forth in Section 2, and the Fund will not enter into any such side letter, understanding, arrangement or other agreement.

13.   Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in any such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein; provided, however, that this Agreement may not be enforced in an amount in excess of the Commitment. Upon such determination that any provision or portion of any provision of this Agreement is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible. No party hereto shall assert, and each party shall cause its respective Affiliates or related parties not to assert, or raise any defense, that this Agreement or any part hereof is invalid, illegal or unenforceable.

14.   Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

15.   Special Committee. For purposes of this Agreement, any consent, approval or waiver that may be given, or is required to be given, by the Company shall require the prior approval of the Special Committee, and any action by the Company in respect of this Agreement shall only be valid with the prior approval of the Special Committee. Notwithstanding any other provision of this Agreement, from and after the Effective Time, (a) the foregoing provisions of this Section 15 shall no longer be in effect and (b) no consent, approval or other action of any kind by the Special Committee shall be required with respect to any decision, confirmation, determination, approval, consent, waiver or other action or non-action of any kind by any Person or group of Persons.

[*Signature page follows*]

**FUND**:

LKCM HEADWATER INVESTMENTS IV, L.P.

By: LKCM Headwater Investments IV GP, L.P., its general partner

By: LKCM Headwater Investments GP, LLC, its general partner

By: /s/ Jacob D. Smith
Name: Jacob D. Smith
Title: Vice President and General Counsel

Agreed to and accepted:

PARENT:

ECLIPSE PARENT ACQUISITIONS, LLC

By: /s/ Jacob D. Smith
Name: Jacob D. Smith
Title: Vice President, Secretary and General Counsel

INTERMEDIATE:

ECLIPSE INTERMEDIATE ACQUISITIONS, LLC

By: /s/ Jacob D. Smith
Name: Jacob D. Smith
Title: Vice President, Secretary and General Counsel

MERGER SUB:

ECLIPSE ACQUISITIONS MERGER SUB, INC.

By: /s/ Jacob D. Smith
Name: Jacob D. Smith
Title: Vice President, Secretary and General Counsel

[*Signature Page to Equity Commitment Letter*]